Exhibit 99.1

Sterlite Industries (India) Limited

75 Nehru Road, Vile Parle (East)

Mumbai 400099, INDIA

Fax: +91 (0) 22 6646 1451

www.sterlite-industries.com

February 15, 2012

Sterlite Industries (India) Limited

Decision in Asarco Matter

Tuticorin, India: Bankruptcy Court of Southern District of Texas, United States has issued an order regarding (i) Asarco’s breach of contract claim and (ii) Sterlite’s application for refund of $ 50 million paid to Asarco in December 2009.

The Bankruptcy Court, vide its order dated Feb 13, 2012, has said that Asarco is entitled to a gross amount of US$ 132.75 million in incidental damages. This amount shall be reduced by $ 50 million paid to Asarco in December 2009, making Asarco entitled for a net amount of US$ 82.75 million. Court has rejected Company’s application of refund of $ 50 million.

Sterlite is examining the order and will take appropriate action based on legal advice.

Ashwin Bajaj
Senior Vice President – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM – Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

About Sterlite Industries

Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London based diversified FTSE 100 metals and mining group. Sterlite Industries operates in subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Zinc International operations in Namibia, South Africa and Ireland. Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.

Registered Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Puram P.O., Tuticorin - 628002

Sterlite Industries (India) Ltd.

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SIPCOT Industrial Complex, Madurai Bye Pass Road, TV Puram P.O., Tuticorin - 628002